SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
           1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                       INDUSTRIAL IMAGING CORPORATION
                             (Name of Issuer)

                   Common Stock, par value $.01 per share

                      (Title of Class and Securities)

                                45616N-10-0

                   (CUSIP Number of Class of Securities)

                          Howard E. Sullivan, Esq.
                     411 West Putnam Avenue, Suite 125
                        Greenwich, Connecticut 06830
                               (203) 862-7400

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  Copy to:

                             Randall Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                         New York, New York  10022
                               (212) 735-3000

                             November 12, 1997
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of
Rule 13d-1(b)(3) or (4), check the following:   ( )

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                               (Page 1 of 12)



                              13D
    CUSIP No. 45616N-10-0                     Page 2 of 12


    1.   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                       Imprimis Investors LLC


    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) ( )
                                                       (b) (X)
    3.   SEC USE ONLY

    4.   SOURCE OF FUNDS
                                        WC

    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)
                                                           ( )
    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                     Delaware

          NUMBER OF           7.  SOLE VOTING POWER    -0-
           SHARES
        BENEFICIALLY          8.  SHARED VOTING POWER
         OWNED BY                                     5,000,000
          EACH                9.  SOLE DISPOSITIVE POWER
        REPORTING                                      -0-
         PERSON              10  SHARED DISPOSITIVE POWER
          WITH                                        5,000,000

    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                                     5,000,000
    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                    ( )

    13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        39.0%
    14.  TYPE OF REPORTING PERSON
                                        OO



                                     13D
           CUSIP No. 45616N-10-0                      Page 3 of 12

       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                              Wexford Management LLC


       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) ( )
                                                              (b) (X)
       3.  SEC USE ONLY

       4.  SOURCE OF FUNDS
                                               AF

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                           ( )
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                          Connecticut

        NUMBER OF              7.  SOLE VOTING POWER   -0-
         SHARES
      BENEFICIALLY             8.  SHARED VOTING POWER
        OWNED BY                                       5,000,000
          EACH                 9.  SOLE DISPOSITIVE POWER
        REPORTING                                      -0-
         PERSON               10.  SHARED DISPOSITIVE POWER
          WITH                                         5,000,000

      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                                5,000,000
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                   ( )

      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                               39.0%
      14.  TYPE OF REPORTING PERSON
                                               OO



                                     13D
           CUSIP No. 45616N-10-0                      Page 4 of 12

       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                                 Joseph M. Jacobs


       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) ( )
                                                              (b) (X)
       3.  SEC USE ONLY

       4.  SOURCE OF FUNDS
                                               AF

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    United States of America

        NUMBER OF             7.  SOLE VOTING POWER   -0-
         SHARES
      BENEFICIALLY            8.  SHARED VOTING POWER
        OWNED BY                                     5,000,000
          EACH                9.  SOLE DISPOSITIVE POWER
        REPORTING                                     -0-
         PERSON              10.  SHARED DISPOSITIVE POWER
          WITH                                       5,000,000

      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                                5,000,000
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                         ( )

      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                               39.0%
      14.  TYPE OF REPORTING PERSON
                                               IN



                                     13D
           CUSIP No. 45616N-10-0                      Page 5 of 12

       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                               Charles E. Davidson


       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a) ( )
                                                              (b) (X)
       3.  SEC USE ONLY

       4.  SOURCE OF FUNDS
                                               AF

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                  ( )
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION

                                    United States of America

        NUMBER OF             7.  SOLE VOTING POWER   -0-
         SHARES
      BENEFICIALLY            8.  SHARED VOTING POWER
        OWNED BY                                      5,000,000
          EACH                9.  SOLE DISPOSITIVE POWER
        REPORTING                                      -0-
         PERSON              10.  SHARED DISPOSITIVE POWER
          WITH                                        5,000,000

      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                                                5,000,000
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                         ( )

      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                               39.0%
      14.  TYPE OF REPORTING PERSON
                                               IN



     Item 1.   Security and Issuer.

               This statement relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Industrial Imaging Corporation, a Delaware corporation ("Industrial Imaging").
     Industrial Imaging has its principal executive offices at 847 Rogers Street, Lowell, Massachusetts 01852.

     Item 2.   Identity and Background.

               (a) This statement is being filed by (i) Imprimis Investors LLC, a limited liability company organized under the laws of the State of Delaware ("Imprimis"), (ii) Wexford Management LLC, a Connecticut limited liability company ("Wexford Management"), (iii) Charles E. Davidson and (iv) Joseph M. Jacobs (the individuals and entities referred to above, collectively, the "Reporting Persons") with respect to shares of Common Stock beneficially owned by the Reporting Persons.

               (b) The principal business and office address for the Reporting Persons is c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, Connecticut 06830.

               (c) Imprimis is a Delaware limited liability company, the members of which are private investment funds. The principal business of Imprimis is investments.

                    Wexford Management is the manager of Imprimis. Wexford Management also serves as investment manager or sub-advisor to the members of Imprimis.

                    Charles E. Davidson is chairman and a controlling member of Wexford Management. Mr. Davidson also is a controlling person or an investor in a number of private companies, including certain members of Imprimis and its controlling persons.

                    Joseph M. Jacobs is president, managing member and a controlling member of Wexford Management. Mr. Jacobs also is a controlling person or an investor in a number of private companies, including certain members of Imprimis and its controlling persons.

               (d) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) None of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal of state securities laws or finding any violation with respect to such laws.

               (f) Mr. Davidson and Mr. Jacobs are United States citizens.


     Item 3.   Source and Amount of Funds or Other Consideration.

               Imprimis expended $3,000,000 to purchase 3,000,000 shares of Common Stock, warrants to purchase 250,000 shares of Common Stock at an exercise price of $1.00 per share, exercisable at any time prior to November 12, 2002 (the "Initial Class A Warrants"), warrants to purchase 750,000 shares of Common Stock at an exercise price of $1.00 per share, exercisable at any time prior to November 21, 2002 (the "Subsequent Class A Warrants"), warrants to purchase 250,000 shares of Common Stock at an exercise price of $2.00 per share at any time prior to November 12, 2002 (the "Initial Class B Warrants") and warrants to purchase 750,000 shares of Common Stock at an exercise price of $2.00 per share, exercisable at any time prior to November 21, 2002 (the "Subsequent Class B Warrants" and, together with the Initial Class A Warrants, the Subsequent Class A Warrants and the Initial Class B Warrants, the "Warrants"). The funds used in making the purchases came from the working capital of Imprimis.

     Item 4.   Purpose of Transaction.

               The Reporting Persons have acquired the Common Stock and the Warrants for investment purposes pursuant to a Securities Purchase Agreement, dated November 12, 1997, between Industrial Imaging and Imprimis (the "Purchase Agreement"). Pursuant to the terms of the Purchase Agreement, on November 12, 1997, Imprimis purchased 750,000 shares of Common Stock, 250,000 Initial Class A Warrants and 250,000 Initial Class B Warrants for a purchase price of $750,000 ("the Initial Closing"). On November 21, 1997, pursuant to the terms of the Purchase Agreement, Imprimis purchased an additional 2,250,000 shares of Common Stock, 750,000 Subsequent Class A Warrants and 750,000 Subsequent Class B Warrants for a purchase price of $2,250,000. As a condition to the Initial Closing, Imprimis and Industrial Imaging entered into a Registration Rights Agreement and a Small Business Investment Company Letter Agreement (the "SBIC Agreement"). The Purchase Agreement, with the form of the Warrants, the Registration Rights Agreement and the SBIC Agreement as exhibits thereto, has been filed as an exhibit to this Schedule 13D and is hereby incorporated by reference. In connection with the transactions described above, Shaiy Pilpel was appointed as a director to the Board of Directors of Industrial Imaging (the "Board") on November 12, 1997. Mr. Pilpel is a senior vice-president of Wexford Management and a vice-president of Imprimis. Although there is no contractual right assuring Mr. Pilpel's continued service on the Board, Imprimis expects that with its ownership interest in Industrial Imaging, it will be influential in determining the composition of the Board.

               The Reporting Persons do not have any plans or proposals, other than those described in the preceding paragraph, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to acquire or dispose of Common Stock or the Warrants, or to formulate other purposes, plans or proposals regarding Industrial Imaging or the Common Stock or the Warrants held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors.

     Item 5.   Interest in Securities of the Issuer.

               The Reporting Persons may be deemed to beneficially own the respective percentages and numbers of outstanding shares of Common Stock of Industrial Imaging set forth below (on the basis of 10,808,074 shares of Common Stock of Industrial Imaging issued and outstanding, based on information received from Industrial Imaging, plus 2,000,000 shares issuable pursuant to the Warrants).

        A.     Imprimis

          (a)  Aggregate number of shares of Common Stock beneficially
               owned:                   5,000,000 (of which 2,000,000
                                                  are attributable to
                                                  the Warrants)
          Percentage:                   39.0%

          (b)  1.  Sole power to vote or to direct to vote: -0-
               2.  Shared power to vote or to direct to vote: 5,000,000
               3.  Sole power to dispose or to direct the
                   disposition:         -0-
               4.  Shared power to dispose or to direct the
                   disposition:         5,000,000

          (c)  Other than the transactions described in Item 4 of this
               Schedule 13D, there were no transactions by Imprimis during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

     C.   Wexford Management

          (a)  Aggregate number of shares of Common Stock beneficially
               owned:                   5,000,000 (of which 2,000,000
                                        are attributable to the
                                        Warrants)
               Percentage:              39.0%

          (b)  1.  Sole power to vote or to direct to vote: -0-
               2.  Shared power to vote or to direct to vote: 5,000,000
               3.  Sole power to dispose or to direct the
                   disposition:         -0-
               4.  Shared power to dispose or to direct the
                   disposition:         5,000,000

          (c) There were no transactions by Wexford Management during the past 60 days.

          (d)  Not applicable

          (e)  Not applicable.

     D.   Joseph M. Jacobs

          (a)  Aggregate number of shares of Common Stock beneficially
               owned:                   5,000,000 (of which 2,000,000
                                        are attributable to the
                                        Warrants)
               Percentage:              39.0%

          (b)  1.  Sole power to vote or to direct to vote: -0-
               2.  Shared power to vote or to direct to vote: 5,000,000
               3.  Sole power to dispose or to direct the
                   disposition:         -0-


               4.  Shared power to dispose or to direct the
                   disposition:         5,000,000

          (c)  There were no transactions by Mr. Jacobs during the past
               60 days.

          (d)  Not applicable

          (e)  Not applicable.

     E.   Charles E. Davidson

          (a)  Aggregate number of shares of Common Stock beneficially
               owned:                   5,000,000 (of which 2,000,000
                                        are attributable to the
                                        Warrants)
               Percentage:              39.0%

          (b)  1.  Sole power to vote or to direct to vote: -0-
               2.  Shared power to vote or to direct to vote: 5,000,000
               3.  Sole power to dispose or to direct the
                   disposition:         -0-
               4.  Shared power to dispose or to direct the
                   disposition:         5,000,000

          (c) There were no transactions by Mr. Davidson during the past 60 days.

          (d)  Not applicable

          (e)  Not applicable.

               Wexford Management may, by reason of its status as manager of Imprimis, be deemed to own beneficially the Common Stock of which Imprimis possesses beneficial ownership.

               Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Management, be deemed to own beneficially the Common Stock of which Imprimis possesses beneficial ownership.

               Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Management shares the power to vote and to dispose of the shares of Common Stock Imprimis beneficially owns.

     Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               See Items 2, 3, 4, and 5 above. Imprimis has entered into the Purchase Agreement, a copy of which has been filed as an exhibit to this Schedule 13D and is hereby incorporated by reference. In connection with the Purchase Agreement, Industrial Imaging and Imprimis entered into a Registration Rights Agreement. The Registration Rights Agreement provides that Industrial Imaging will, at any time after 180 days from November 12, 1997 and when requested in writing by Imprimis, use its best efforts to promptly register with the Securities and Exchange Commission all shares of Common Stock or Warrants purchased by Imprimis. The Purchase Agreement also provides for certain standard negative covenants restricting actions that may be taken by Industrial Imaging without Imprimis' consent until Imprimis or any of its affiliates no longer hold at least 10% of the outstanding shares of Industrial Imaging's capital stock. Furthermore, in connection with the Purchase Agreement, the parties entered into the SBIC Agreement. Pursuant to the SBIC Agreement, Imprimis intends to transfer at cost all or a portion of the securities to a small business investment company (as defined under the Small Business Investment Act of 1958 and the rules and regulations promulgated thereunder), which is an indirect subsidiary of Imprimis.

               Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Industrial Imaging, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7.   Material to be Filed as Exhibits.

               Exhibit I   --      Agreement pursuant to Rule 13d-1(f)
                                   filed herewith

               Exhibit II  --      Securities Purchase Agreement Between
                                   Industrial Imaging Corporation and
                                   Imprimis Investors LLC, dated as of
                                   November 12, 1997, together with the
                                   form of the Warrants, the
                                   Registration Rights Agreement and the
                                   SBIC Agreement.



                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date:  December 15, 1997

                                   IMPRIMIS INVESTORS LLC

                                        By:       /s/ Arthur H. Amron
                                        Name:     Arthur H. Amron
                                        Title:    Vice President

                                   WEXFORD MANAGEMENT LLC

                                        By:       /s/ Arthur H. Amron
                                        Name:     Arthur H. Amron
                                        Title:    Senior Vice President

                                        /s/ Charles E. Davidson

                                        /s/ Joseph M. Jacobs



     EXHIBIT I:     Agreement pursuant to Rule 13d-1(f) filed herewith

          Pursuant to Rule 13d-1(f) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

                                   IMPRIMIS INVESTORS LLC

                                        By:       /s/ Arthur H. Amron
                                        Name:     Arthur H. Amron
                                        Title:    Vice President

                                   WEXFORD MANAGEMENT LLC

                                        By:       /s/ Arthur H. Amron
                                        Name:     Arthur H. Amron
                                        Title:    Senior Vice President

                                        /s/ Charles E. Davidson

                                        /s/ Joseph M. Jacobs



     EXHIBIT II

                FORM OF SECURITIES PURCHASE AGREEMENT BETWEEN
                 INDUSTRIAL IMAGING CORPORATION AND IMPRIMIS
            INVESTORS LLC, TOGETHER WITH THE FORM OF THE WARRANTS,
           THE REGISTRATION RIGHTS AGREEMENT AND THE SBIC AGREEMENT